June 13, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 18 to Registration Statement on Form F-1
Filed March 4, 2024
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 12, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 18 to Registration Statement on Form F-1 filed March 4, 2024

Item 8 Exhibits and Financial Statement Schedules, page II-1

1. The audited financial statements included in your registration statement are currently older than twelve months. As such, you are required to either provide updated annual audited financial statements and related disclosures according to Item 4 of Form F-1 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by Instruction 2 of Item 8.A.4 of Form 20-F in an exhibit to the current registration statement. We note you previously provided representations for the year ended December 31, 2022; however, you now need to provide representations for the year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company respectfully submit that the audited financial statements are updated to the years ended December 31, 2023 and 2022 in the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick